News Release	No. 09-177 July 15, 2009

Platinum Group Reports Third Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces the publication of the Company’s financial results for the period ending May 31, 2009. For more details of the May 31, 2009 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

Platinum Group holds a 74% interest in large scale Platinum Group Metals reserve and resource in South Africa. A definitive feasibility study was completed in July 2008 for a 250,000 ounce per year, 22 year life mine. The Company is currently;

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commencing further drilling to expand reserves, resources and mine life; and

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completing an independent study to confirm and update value engineering completed by the Company, including a revised mine plan and cost estimates for its main Projects.

Platinum Group is actively perusing all strategic alternatives, , to maximize shareholder value from its key projects in South Africa including building the Project 1 platinum mine using conventional debt and equity, hedging some of the project in a partnership or transaction involving a minority of the metal flow, or the sale of the Company.

The Company’s cash position at May 31, 2009 was $2.87 million. Subsequent to May 31, 2009 the Company completed a financing for gross proceeds of $35,002,020 (see details below). The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account. All amounts herein are reported in Canadian dollars unless otherwise specified. The Company also held marketable securities at the period end with a market value of $1.20 million.

Accounts receivable at May 31, 2009 totalled $425,053 while accounts payable amounted to $885,807. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued deferred financing costs of $219,689 incurred before period end relating to the Company’s short form prospectus offering completed on June 16, 2009 and to exploration and drilling costs of $145,500 related to ongoing work on the Company’s War Springs Project in South Africa funded by the Japan Oil, Gas and Metals National Corporation. The balance of payables related to normal course administration and operations.

Total global exploration and engineering expenditures for the Company’s account, including the Company’s share of Western Bushveld Joint Venture (“WBJV”) expenditures during the period, totaled $1,111,350 (May 31, 2008 - $6,545,212). Of this amount $894,312 was for the WBJV (May 31, 2008 - $6,069,729) and $217,038 was for other exploration (May 31, 2008 - $475,483). Total WBJV exploration expenditures during the period by all WBJV partners amounted to $1,304,629 (May 31, 2008: $15,559,303).

The Company’s loss for the period ended May 31, 2009 amounted to $5.24 million or $0.08 per share as compared to $3.72 million or $0.06 per share for the comparative period in fiscal 2008. The loss includes $1,394,986 as a non-cash charge for Stock Based Compensation ($638,034 for May 31, 2008). Before the non-cash charge for Stock Based Compensation general overhead and administration costs for the period amounted to $4.06 million ($3.67 million for May 31, 2008). Professional fees of $726,768 (May 31, 2008 - $515,316) and advisory fees of $405,000 (May 31, 2008 – Nil) were higher than in the comparative period due to the Company’s work to complete the reorganization and rationalization of the WBJV and its strategic initiatives. During the period the company increased its effective interest in its core Project from 37% to 74% in a complex, tax efficient and successful transaction. The amount of salaries and benefits expensed in the period increased from $1,079,542 at May 31, 2008 to $1,284,623 at period end. The increased expense was due to lower amounts being deferred to capital costs for the WBJV, which was not as active currently as in the comparative period last year. The actual cash cost of salaries and benefits did not increase. Net interest income earned amounted to $98,233 ($220,943 for May 31, 2008).

In October 2008 the Company closed a non-brokered private placement and raised net proceeds of $7.308 million by issuance of 4,910,470 common shares at a price of $1.55 per share. A further 60,000 shares were issued at the offering price as part of a finders fee. On June 16, 2009 the Company issued 24,999,300 units under a short form prospectus at a price of $1.40 per unit and a further 37,500 warrants at a price of $0.08 per warrant for aggregate gross proceeds of $35,002,020 before a cash commission of 6% of gross proceeds was paid to a syndicate of underwriters. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at a price of $1.75 until December 16, 2010.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.